Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company:
                                      Laser Power Corporation

                                      Commission File
                                      No.: 000-22625

                                      August 14, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


II-VI INCORPORATED COMPLETES EXCHANGE OFFER FOR LASER POWER CORPORATION

PITTSBURGH, PA - August 14, 2000 - II-VI Incorporated (Nasdaq: "IIVI") announced today that it has completed its exchange offer for all of the outstanding common stock of Laser Power Corporation (Nasdaq: "LPWR").

When the offer expired at midnight on Friday, August 11, 2000, approximately 7,250,000 Laser Power shares had been tendered, including approximately 150,000 tendered pursuant to notice of guaranteed delivery. As a result of the exchange offer, II-VI's ownership has increased to approximately 88% of the total outstanding shares of Laser Power. Prior to the exchange offer II-VI owned 1,252,100 shares or approximately 13% of Laser Power. II-VI is exchanging $3.08 in cash and .052 shares of II-VI common stock for each Laser Power share tendered.

The merger, pursuant to which the remaining outstanding shares of Laser Power common stock will be acquired, will be completed as soon as practicable.
II-VI Incorporated reached a definitive merger agreement with Laser Power on June 28, 2000. II-VI Incorporated launched its exchange offer on July 13, 2000.

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation and has recently announced new products to serve the telecommunication industry. II-VI's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. II-VI's VLOC subsidiary manufactures near-infrared and visible light products for industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers and products for the telecommunications industry. II-VI's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.

CONTACT:  Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com

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